Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of NOVEMBER 2023	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A.: Shareholder Letter and Financial Results 2023 Third Quarter Results

THIRD QUARTER 2023 HIGHLIGHTS

  3Q 2023 INVOICED SALES AMOUNTED TO €74.9 MILLION, REFLECTING A DECREASE OF 35.8% COMPARED TO 3Q 2022. THIS IS EQUIVALENT TO A DECREASE OF 15.2% COMPARED TO THE NORMALIZED SALES OF 3Q 2022, NET OF THE BACKLOG, WHICH WAS €28.3 MILLION. THE DECREASE OF 3Q 2023 INVOICED SALES IS OF 15.0% COMPARED TO 3Q 2019.
  3Q 2023 BRANDED INVOICED SALES, WHILE BEING BELOW 3Q 2022, ARE UP 4.3% VS 3Q 2019. IN 3Q 2023, BRANDED SALES REPRESENTED 93.9% OF TOTAL BRANDED AND UNBRANDED SALES, COMPARED TO 90.9% IN 3Q 2022 AND 78.6% IN 3Q 2019.
  FROM WEEK 29 TO DATE, WRITTEN ORDERS SURPASSED RESULTS FROM THE SAME PERIOD IN 2022, TERMINATING A 15-MONTH SEQUENCE OF NEGATIVE COMPARISON. US MARKET IS LEADING THIS TRAJECTORY CHANGE.
  3Q 2023 GROSS MARGIN OF 35.4% IS ABOVE THE LAST 3 YEARS AVG, AS A RESULT OF ENHANCED PRICING DISCIPLINE AND IMPROVED COST MANAGEMENT DESPITE THE NEGATIVE IMPACT FROM LOWER DELIVERED SALES.
  3Q 2023 OPERATING LOSS OF (€1.3) MILLION COMPARES TO AN OPERATING PROFIT OF €4.1 MILLION IN 3Q 2022 WHEN WE REPORTED €116.6 MILLION OF REVENUE, AND AN OPERATING LOSS OF (€8.7) MILLION IN 3Q 2019 WHEN WE REPORTED €88.1 MILLION OF REVENUE.
  3Q 2023 OPERATING ACTIVITIES GENERATED €2.3 MILLION IN CASH, WHICH COMPARES WITH (€4.2) MILLION OF OPERATING CASH USED IN 3Q 2022. IN 3Q 2023 WE INVESTED €2.9 MILLION OF WHICH €1.8 MILLION IN RETAIL AND €1.1 MILLION TO UPGRADE OUR ITALIAN FACTORIES.
  AS OF SEPTEMBER 30, 2023, WE HELD €37.1 MILLION IN CASH, COMPARED TO €44.5 MILLION OF CASH AS OF JUNE 30, 2023.
  IN THE CURRENT MARKET LANDSCAPE, PRIORITIZING COST AND CAPITAL EFFICIENCY IS KEY. WE CONTINUE TO FOCUS ON REDUCING FIXED COSTS AND ENHANCING WORKING CAPITAL AS WELL EXPLORING OPTIONS TO SELL NON-STRATEGIC ASSETS.
  WE EXPECT ONGOING CHALLENGES IN BOTH THE OVERALL ECONOMY AND THE FURNISHINGS SECTOR THROUGHOUT THE REMAINDER OF 2023 AND INTO THE EARLY PART OF THE FOLLOWING YEAR, WHICH MAY HAVE A POTENTIAL ADVERSE IMPACT ON OUR BUSINESS. NEVERTHELESS, WE MAINTAIN CONFIDENCE IN THE STRENGTH OF OUR BRANDS AND THE COMPANY'S LONG-TERM GROWTH STRATEGY.

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--November 24, 2023--Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”), one of the most renowned brands in the production and distribution of design and luxury furniture, today reported its unaudited financial information for the third quarter and first nine months ended September 30, 2023.

Pasquale Natuzzi, Chairman of the Group, commented: “The persistent geopolitical instability, aggravated by the emerging crisis in the Middle East, has created an environment of reduced consumer confidence, presenting a challenging context for our industry.

While we acknowledge these challenges, we remain highly confident in our Brand and Retail strategy. With a Brand awareness which, as certified by a leading independent institute1, poses Natuzzi as 1st brand in the U.S., 1st in the UK, 1st in Spain, 2nd in China among European Premium Furniture brands, it is evident that our growth potential is substantial.

In addition, the restless focus of our team to reduce the costs of our Company is strengthening our operating model; the current circumstances are providing an opportunity to accelerate this work.

Natuzzi, with its 64 years of rich history, has weathered numerous moments of both glory and challenges. I have unwavering confidence that, together with our team, we will emerge stronger from the current market phase.”

Antonio Achille, CEO of the Group, commented: “The persistent challenges that have characterized the last 18 months of the global economy require us to streamline our cost structure while continuing investing in our growth platform.

At the same time, we are committed not to decelerate from those investments needed to bring our growth to the next level and to enhance our marginality. These investments are primarily concentrated in two areas: Retail expansion and Improvement of our Operations. During the first 9 months of 2023, we invested €10.6 million, of which €4.2 million in retail and €6.4 million in the operations.

On the industrial front, we invested to continue executing the 'industry 4.0' project and to respect our long-term commitment with the local public institutions to enhance the quality of our industrial operations in Italy.

We continue to take decisive actions to ensure that our operating model becomes more agile and structurally more competitive. Since 2021, we have successfully reduced our headcount by 649 units, and we plan to continue on this direction throughout 2024 to make our organization more agile and more responsive to the new market context.

On the retail front, in the first 9 months of 2023, we opened nearly 1,900,000 sqf of retail capacity. We inaugurated 5 Natuzzi Italia flagship stores in the US: San Diego, Miami, Manhasset, Houston and Atlanta. In addition, we opened a new Natuzzi Editions DOS in Frisco managed in Joint Venture with a local partner. We also opened 45 franchise stores, of which 26 located in China.

In our ongoing pursuit to enhance corporate retail excellence competences, we have initiated a collaboration with Brian Waidelich, formerly a key member of the Senior retail team at Mitchell Gold + Bob Williams, where he spent over 18 years. We are confident that Brian's extensive experience in retail will be instrumental in accelerating the impact of the newly established Global Retail Division on our retail teams worldwide.

We are actively engaged in the process to accelerate the sales of our non-strategic assets, the most relevant being our iconic building located in High Point, North Carolina, of 1,210,000 sqf, strategically located at the center of the district that, twice a year, hosts the largest furniture market show in the US.

The proceedings from these potential divestures, in case they materialize, will be strategically directed to accelerate our retail expansion, focusing on North America, and to support our restructuring, particularly in Italy.

The 3Q results reflect a significant impact on our business due to the unfavorable consumer dynamics observed in all key regions where we operate. In comparing 3Q revenue to the same period in 2022, however, it is crucial to note that 3Q 2022 results were boosted by the reduction of the backlog of written orders, related to the pandemic demand spike, which amounted to €28.3 million in the quarter.

Despite the challenges from lower sales, our gross margin in the first nine months of 2023 showed improvement compared to the first nine months of the previous year, also thanks to the efforts of our supply-chain and industrial team in addition to a more structured price discipline which is now part of the Company’s commercial approach. This has allowed our industrial margin to be more resilient, notwithstanding the significant decline in sales.

The primary contributor to the Group's overall operating loss stems from the decline in revenue for the quarter. The current business environment markedly differs from the previous year, which experienced a surge in demand following the pandemic. Consequently, we did not deliver enough revenue to break-even. We are working to both sustain top-line with a set of specific actions by each geography and to continue reducing our break-even point, by finding new sources of efficiency through a more agile industrial footprint.

As the duration and intensity of the furniture industry's current weakness remain uncertain, it becomes paramount, as we approach 2024, to focus our efforts on tightening cost control and increasing financial discipline to ensure that we can navigate this challenging business climate with resilience.”

____________________
1 Lexis, 2021. Aided brand awareness, among premium EU brands

**********

3Q 2023 CONSOLIDATED REVENUE

3Q 2023 consolidated revenue amounted to €74.9 million, from €116.6 million in 3Q 2022, and from €88.1 million in 3Q 2019. 3Q 2023 consolidated revenue continues to be affected by the persisting macroeconomic and industry-specific challenges, resulting in a reduced consumers’ spending capacity. Furthermore, 3Q 2023 compares with a strong 3Q 2022 that benefitted from two effects: i) the recovery of production by the Group’s Chinese factory after being closed for a two-month lockdown, ii) a €28.3 million reduction of post-COVID backlog, of which €12.7 pertaining to our Chinese operations and €10.4 pertaining to our Italian operations. As a remainder, the Chinese factory mainly serves the North American market with Natuzzi Editions and unbranded products.

Excluding “other sales” of €1.9 million, 3Q 2023 invoiced sales from upholstered and other home furnishings products amounted to €73.0 million, compared to €114.0 million in 3Q 2022 and €83.7 million in 3Q 2019.

Revenues from upholstered and other home furnishings products are hereafter described according to the main dimensions of the Group’s business:

  A: Branded/Unbranded Business
  B: Key Markets
  C: Distribution

A. Branded/Unbranded business

The Group operates in the branded business (with Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and the unbranded business, the latter with collections dedicated to large-scale distribution.

A1. Branded business. Within the branded business, Natuzzi is pursuing a dual-brand strategy:

i) Natuzzi Italia, our luxury furniture brand, offers products entirely designed and manufactured in Italy and targets an affluent and more sophisticated global consumer with a highly inspirational collection that is largely the same across all our global stores to best represent our Brand. Natuzzi Italia products are almost exclusively sold in mono-brand stores (directly operated or franchises).

ii) Natuzzi Editions, our contemporary collection, offers products entirely designed in Italy and produced in different plants strategically located to best serve individual markets (mainly China, Romania and Brazil). Natuzzi Editions products are distributed in Italy under the brand Divani&Divani by Natuzzi, which is manufactured in Italy to shorten the lead time to serve the Italian market where the brand is distributed. The store merchandising of Natuzzi Editions, starting from a common collection, is tailored to best fit the opportunities of each market. The Natuzzi Editions products are sold primarily through galleries and selected mono-brand franchise stores.

In 3Q 2023, Natuzzi’s branded invoiced sales amounted to €68.6 million, compared to €103.6 million in 3Q 2022. During 3Q 2023, Natuzzi’s branded invoiced sales increased 4.3% compared to €65.8 million reported in the pre-pandemic 3Q 2019.

The following is the contribution of each Brand to 3Q 2023 invoiced sales:

  Natuzzi Italia invoiced sales amounted to €30.2 million, from €42.7 million in 3Q 2022 and €31.3 million in 3Q 2019, mainly as a result of the impact of the overstock and negative industry momentum reported by our JV in China, as well as the difficult macroeconomic context and geopolitical instability that continue to affect Europe.
  Natuzzi Editions invoiced sales (including invoiced sales from Divani&Divani by Natuzzi) amounted to €38.4 million, from €60.9 million in 3Q 2022 and €34.4 million in 3Q 2019. As anticipated, the third quarter of 2022 benefitted from a reduction of post-COVID order backlog as well as the recovery of about €15 million of missed production by the Group’s Chinese factory due to the lockdown for the majority of 2Q 2022.

A2. Unbranded business. Invoiced sales from our unbranded business amounted to €4.4 million in 3Q 2023, from €10.4 million in 3Q 2022 and €17.9 million in 2019. The Company’s strategy is to focus on selected large accounts and serve them with a more efficient go-to-market model.

B. Key Markets

Below is a breakdown of 3Q 2023 upholstery and home-furnishings invoiced sales compared to 3Q 2022, according to the following geographic areas.

	3Q 2023	3Q 2022	Delta €	Delta %
North America	21.5	37.4	(15.9)	(42.5%)
Greater China	8.4	20.0	(11.6)	(58.1%)
West & South Europe	21.1	26.6	(5.5)	(20.4%)
Emerging Markets	9.8	13.9	(4.1)	(29.8%)
Rest of the World*	12.2	16.1	(3.9)	(24.2%)
Total	73.0	114.0	(41.0)	(35.9%)

Figures in €/million, except percentage.

*Include South and Central America, Rest of APAC.

The performance of invoiced sales in North America was curbed mainly by the weak performance of the wholesale channel, as distributors continue to be focused on reducing their stock rather than placing new orders. Furthermore, last year's delivered sales to North America saw a boost from an increased production rate at our Chinese factory, aiming to recover production after the lockdown imposed for the majority of the second quarter of 2022.

In Greater China, the furniture industry continues to face persistent challenges, driven by a more prudent consumers’ willingness to invest in durables and the difficulties of the real estate market. Additionally, the joint venture is actively working to reduce the inventory of Natuzzi Italia products accumulated during 2022, thus leading to a reduced level in orders.

The performance in other primary regions remains impacted by a challenging economic environment, elevated inflation, and uncertainties arising from geopolitical instability.

C. Distribution

During the first nine months of 2023, the Group distributed its branded collections in 107 countries, according to the following table.

	Direct Retail	FOS	Galleries	Total as of Sept. 30, 2023
North America	21(1)	8	151	180
West & South Europe	33	100	124	257
Greater China	20(2)	328	─	348
Emerging Markets	─	74	117	191
Rest of the World	4	90	85(3)	179
Total	78	600	477	1,155

(1) Included 3 DOS in the U.S. managed in joint venture with a local partner. As the Natuzzi Group does not exert full control in each of these DOS, we consolidate only the sell-in from such DOS.
(2) All directly operated by our joint venture in China. As the Natuzzi Group owns a 49% stake in the joint venture and does not control it, we consolidate only the sell-in from such DOS.
(3) It includes 11 Natuzzi galleries (store-in-store points of sale) directly managed by the Mexican subsidiary of the Group.

FOS = Franchise stores managed by independent partners.

During 3Q 2023, Group’s invoiced sales from direct retail, DOS and Concessions directly operated by the Group, amounted to €17.1 million, compared to €19.3 million in 3Q 2022 and €13.5 million in 3Q 2019.

In 3Q 2023, invoiced sales from franchise stores amounted to €31.4 million, decreasing from €50.8 million in 3Q 2022 and increasing from €25.2 million in 3Q 2019.

We continue executing our strategy to evolve into a Brand/Retailer and improve the quality of our distribution network. The weight of the invoiced sales generated by the retail network (Direct retail and Franchise Operated Stores, or FOS) on total upholstered and home furnishings business in 3Q 2023 was 66.5% compared to 61.5% in 3Q 2022 and 46.3% in 3Q 2019.

The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores, as well as mass distributors selling unbranded products. During 3Q 2023, invoiced sales from the wholesale channel amounted to €24.5 million, compared to €43.9 million in 3Q 2022 and €45.0 million in 3Q 2019. Such decrease is mainly attributable to lower sales from our large distributors in North America that are focusing on reducing their stock, thus postponing orders for new products.

3Q 2023 GROSS MARGIN

In 3Q 2023, we had a gross margin of 35.4%, compared to 37.7% in 3Q 2022 and 28.7% in 3Q 2019.

While gross margin in 3Q 2023 is higher by almost 7 p.p. than gross margin in 3Q 2019, it is slightly lower than gross margin in 3Q 2022. The €41.7 million sales difference between 3Q 2023 and 3Q 2022 resulted in a higher incidence of fixed costs, which has not been completely offset by increased efficiencies and improved pricing discipline.

Enhancing gross margin remains one of our top strategic priorities.

3Q 2023 OPERATING EXPENSES

During 3Q 2023, operating expenses (which include selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables) were (€27.8) million (or 37.2% on revenue), compared to (€39.8) million (or 34.1% on revenue) in 3Q 2022.

Specifically, during 3Q 2023, Selling expenses were (€21.6) million, decreasing from (€32.6) million in 3Q 2022, mostly due to i) a €8.7 million reduction in transportation costs, totaling (€5.7) million or 7.6% on revenue in 3Q 2023, down from (€14.4) million or 12.4% on revenue in 3Q 2022, as result of lower volume delivered and decreasing transportation rates, ii) a €0.9 million reduction in custom duties due to fewer products manufactured in Asia and delivered to the North American Market, iii) a €0.8 million reduction in commission-based compensation to agents and iv) a generalized rationalization of other selling expenses.

During 3Q 2023, Administrative expenses were €8.6 million from €9.1 million in 3Q 2022 primarily due to our ongoing emphasis on controlling discretionary spending. We plan to persist in rationalizing these expenses, aiming to find additional sources of efficiency.

While the Company is focused on managing discretionary costs, the limited sales reported in the quarter have hindered its ability to effectively absorb fixed costs. Consequently, this has led to an increase in the percentage weight of overall operating expenses in relation to revenue.

3Q 2023 NET FINANCE INCOME/(COSTS)

During 3Q 2023, the Company accounted for (€1.4) million of Net Finance costs compared to Net Finance income of €1.6 million in 3Q 2022. One of the main drivers of the difference between the two quarters has been the net currency exchange, which resulted in a gain of €3.1 in 2022 but was zeroed in 2023. Rising interest rates continue to adversely impact our results principally in terms of increased interest expense of rental contracts as well as third-party financing, notwithstanding the bank debt outstanding in the quarter on average decreased compared to 3Q 2022.

KEY RESULTS: FIRST NINE MONTHS OF 2023

During the first nine months of 2023 (P9 2023), the Company reported the following results:

  Total revenue of €244.5 million, compared to €352.0 million in P9 2022 and €286.4 million in the pre-pandemic P9 2019.
  We had a gross margin of 35.8%, improving from 34.4% and 29.0% reported in P9 2022 and 2019, respectively. Excluding (€1.2) million of labor-related accrual following the incentive plan for workers who terminate their employment relationship, both in Italy and abroad, P9 2023 gross margin would have been 36.3%.
  Depreciation and amortization for the period, which also include the depreciation charge of right-of-use assets related to the operating leases and accounted for in the cost of sales, selling and administrative expenses, amounted to €16.6 million in P9 2023, compared to €16.0 million and €17.7 million in P9 2022 and 2019, respectively.
  We had an operating loss of (€2.2) million, compared to an operating profit of €6.7 million in P9 2022 and an operating loss of (€19.5) million in P9 2019. 2023 operating loss of (€2.2) million includes (€2.1) million of non-recurring accruals, namely an accrual of (€0.5) million in connection with the Company’s Stock Option Plan (SOP), (€0.4) million accounted for in the operating expenses as incentive to reduce the number of Italian employees, in addition to the already mentioned (€1.2) million of labor-related accrual accounted for in the cost of sales.
  Net Finance costs were (€5.6) million, mainly as a result of rising interest rates, compared to Net Finance costs of (€0.4) million in P9 2022 and net finance costs of (€7.7) million in P9 2019.
  We had a loss after tax for the period of (€6.4) million, which compares to a profit after tax of €6.6 million in P9 2022 and to a loss after tax of (€26.8) million in P9 2019.

BALANCE SHEET AND CASH FLOW

During the first nine months of 2023, €3.9 million of net cash were provided by operating activities as a result of:

  a loss for the period of (€6.4) million;
  adjustments for non-monetary items of €19.9 million, of which depreciation and amortization of €16.6 million;
  a (€3.4) contribution from working capital change, mainly as a result of the decrease in trade payables and other liabilities for (€12.9) million, (€2.8) for payments connected to the reduction of workforce, partially offset by lower inventories for €8.8 million and lower trade receivables and other assets for €4.4 million;
  interest and taxes paid of (€6.3) million.

During the first nine months of 2023, (€7.5) million of cash were used in investing activities, as a result of (€10.6) million of capital expenditure partially offset by €3.0 million collected from our JV in China at the beginning of the year following the share capital reduction.

In the same period, (€14.4) million of cash were used in financing activities, due to the repayment of long-term borrowing for (€5.3) million, (€5.8) million for short-term borrowing repayment and (€8.6) million for lease-related payments, partially offset by the €2.1 million renewal of a long-term borrowings for our Romanian subsidiary in addition to a new long-term subsidized borrowings of €3.2 million received in the first part of the year in connection with a program of public incentives aimed at upgrading the Italian plants.

As a result, as of September 30, 2023, cash and cash equivalents was €37.1 million.

As of September 30, 2023, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of (€3.5) million, compared to €7.9 million as of December 31, 2022.

*******

CONFERENCE CALL

The Company will host a conference call to discuss financial information on Monday November 27, 2023, at 10:00 a.m. U.S. Eastern time (4.00 p.m. Italy time, or 3.00 p.m. UK time). To join the live conference call, interested persons will need to either:

i) dial-in the following number:
Toll/International: + 1-412-717-9633, then passcode 39252103#,
or
ii) click on the following link:
https://www.c-meeting.com/web3/join/3PQUFXRW48XTKQ to join via video. Participants also have option to listen via phone after registering to the link.

*******

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the third quarter of 2023 and 2022 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Third quarter ended on		Change	Percentage of revenue
	30-Sep-23	30-Sep-22%		30-Sep-23	30-Sep-22
Revenue	74.9	116.6	-35.8%	100.0%	100.0%
Cost of Sales	(48.4)	(72.7)	-33.4%	-64.6%	-62.3%
Gross profit	26.5	43.9	-39.7%	35.4%	37.7%
Other income	2.4	2.0		3.2%	1.7%
Selling expenses	(21.6)	(32.6)	-33.7%	-28.8%	-27.9%
Administrative expenses	(8.6)	(9.1)	-5.6%	-11.4%	-7.8%
Impairment on trade receivables	(0.0)	0.1		0.0%	0.0%
Other expenses	(0.1)	(0.2)		-0.1%	-0.2%
Operating profit/(loss)	(1.3)	4.1		-1.8%	3.6%
Finance income	0.4	0.6		0.5%	0.5%
Finance costs	(1.9)	(2.2)		-2.5%	-1.8%
Net exchange rate gains/(losses)	0.1	3.1		0.1%	2.7%
Net finance income/(costs)	(1.4)	1.6		-1.9%	1.4%
Share of profit/(loss) of equity-method investees	0.4	1.1		0.5%	1.0%
Profit/(Loss) before tax	(2.4)	6.9		-3.2%	5.9%
Income tax expense/(benefit)	(0.3)	(1.0)		-0.4%	-0.9%
Profit/(Loss) for the period	(2.7)	5.9		-3.6%	5.0%
Profit/(Loss) attributable to:
Owners of the Company	(2.7)	5.4
Non-controlling interests	0.0	0.5

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the nine months of 2023 and 2022 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Nine months ended on		Change	Percentage of revenue
	30-Sep-23	30-Sep-22%		30-Sep-23	30-Sep-22
Revenue	244.5	352.0	-30.5%	100.0%	100.0%
Cost of Sales	(157.0)	(230.8)	-32.0%	-64.2%	-65.6%
Gross profit	87.5	121.2	-27.8%	35.8%	34.4%
Other income	6.0	4.8		2.5%	1.4%
Selling expenses	(68.2)	(92.8)	-26.5%	-27.9%	-26.4%
Administrative expenses	(27.2)	(25.9)	5.1%	-11.1%	-7.4%
Impairment on trade receivables	(0.1)	(0.3)		0.0%	-0.1%
Other expenses	(0.2)	(0.3)		-0.1%	-0.1%
Operating profit/(loss)	(2.2)	6.7		-0.9%	1.9%
Finance income	0.7	0.7		0.3%	0.2%
Finance costs	(6.7)	(5.9)		-2.7%	-1.7%
Net exchange rate gains/(losses)	0.3	4.8		0.1%	1.4%
Net finance income/(costs)	(5.6)	(0.4)		-2.3%	-0.1%
Share of profit/(loss) of equity-method investees	2.4	1.9		1.0%	0.6%
Profit/(Loss) before tax	(5.5)	8.2		-2.3%	2.3%
Income tax expense	(0.9)	(1.6)		-0.3%	-0.5%
Profit/(Loss) for the period	(6.4)	6.6		-2.6%	1.9%
Profit/(Loss) attributable to:
Owners of the Company	(6.3)	5.4
Non-controlling interests	(0.1)	1.1

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	30-Sep-23	31-Dec-22

ASSETS
Non-current assets	180.3	177.6
Current assets	159.0	191.0
TOTAL ASSETS	339.2	368.6

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	80.5	87.9
Non-controlling interests	4.5	4.7
Non-current liabilities	100.9	95.3
Current liabilities	153.3	180.8
TOTAL EQUITY AND LIABILITIES	339.2	368.6
Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	30-Sep-23	31-Dec-22

Net cash provided by (used in) operating activities	3.9	18.7

Net cash provided by (used in) investing activities	(7.5)	(4.6)

Net cash provided by (used in) financing activities	(14.4)	(13.5)

Increase (decrease) in cash and cash equivalents	(18.1)	0.5

Cash and cash equivalents, beginning of the year	52.7	52.2

Effect of movements in exchange rates on cash held	0.0	(0.1)

Cash and cash equivalents, end of the period	34.7	52.7

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	30-Sep-23	31-Dec-22
Cash and cash equivalents in the statement of financial position	37.1	54.5
Bank overdrafts repayable on demand	(2.4)	(1.8)
Cash and cash equivalents in the statement of cash flows	34.7	52.7

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements including, but not limited to, potential risks and uncertainties described at page 3 of this document relating to the supply-chain, the cost and availability of raw material, production and shipping and the modernization of our Italian manufacturing and those relating to the duration, severity and geographic spread of the COVID-19 pandemic, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of COVID-19 on the global economy, consumer demand and our supply chain, and the impact of COVID-19 on the Company's financial condition, business operations and liquidity, as well as the geopolitical tensions and market uncertainties resulting from the Russian invasion of Ukraine and current conflict. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.
Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 678 mono-brand stores and 477 galleries as of September 30, 2023, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts

For information:
Natuzzi Investor Relations
Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Giacomo Ventolone (Press Office) | tel. +39.335.7276939 | gventolone@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	NOVEMBER 24, 2023	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi